EXHIBIT 99.1
VECTOR GROUP LTD. AND SUBSIDIARIES
OPERATING DATA
(Dollars in Thousands, Except Per Share Amounts)
Unaudited

	Three Months Ended		Nine Months Ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2006	2005	2006	2005

Revenues*	$137,665	$124,965	$368,724	$342,251

Expenses:
Cost of goods sold*	88,329	77,880	230,974	202,780
Operating, selling, administrative and general expenses	23,635	27,109	69,362	76,485

Operating income	25,701	19,976	68,388	62,986

*	Revenues and Cost of goods sold include excise taxes of $48,153, $42,413, $127,956 and $112,856, respectively.